Exhibit 99.1

For Immediate Release

Date: March 10, 2010

Calgary, Alberta

Listed: TSX: VT, ASX: VTA

Viterra to Acquire Dakota Growers Pasta Company

Calgary, Alberta — Viterra Inc. (TSX: VT, ASX: VTA) and Dakota Growers Pasta Company, Inc. are pleased to announce today that they have signed a definitive merger agreement pursuant to which a subsidiary of Viterra will acquire all of the outstanding shares of Dakota Growers, a leading producer and marketer of dry pasta products in North America. The all-cash transaction, structured as a tender offer followed by a merger of a Viterra subsidiary and Dakota Growers, has been unanimously approved by the Boards of Directors of both companies.

Under the terms of the agreement, a subsidiary of Viterra will commence a tender offer to purchase all outstanding shares of common stock of Dakota Growers at a price of $18.28 per share and all outstanding shares of Series D preferred stock of Dakota Growers at a price of $0.10 per share. The offer is conditioned on, among other things, the tender of a simple majority of the outstanding shares of Dakota Growers’ common stock, calculated on a fully diluted basis. The tender offer will commence and information will be provided to Dakota Growers’ shareholders within approximately ten business days. Dakota Growers has approximately 12.0 million shares of common stock issued and outstanding on a fully diluted basis, and approximately 11.3 million shares of Series D preferred stock issued and outstanding.

The transaction represents a total enterprise value of USD$240 million, which includes equity value and anticipated net cash/debt at closing, subject to certain adjustments for transaction costs and other closing adjustments. Dakota Growers reported revenues and EBITDA of approximately USD$275 million and USD$42 million respectively for the latest twelve months ended October 31, 2009.

The Board of Directors of Dakota Growers has approved the merger agreement and is recommending that shareholders tender their shares of common stock and Series D preferred stock pursuant to the offer. Dakota Growers major shareholders, MVC Capital Inc. and LaBella Holdings LLC, as well as its CEO, Tim Dodd, and CFO, Edward Irion, have executed lock-up agreements whereby each of them will tender their shares into the offer. The aggregate shares owned by the major shareholders, Tim Dodd and Edward Irion account for approximately 29% of Dakota Growers outstanding shares of common stock, on a fully diluted basis.

Based in Carrington, North Dakota, Dakota Growers operates one of the largest durum mills in North America and is the third largest producer and marketer of dry pasta products, primarily supplying the ingredient, food service and private label retail markets. The company owns an integrated durum mill and pasta production plant in Carrington, North Dakota and a pasta production plant in New Hope, Minnesota.

“We are very pleased to announce our agreement with Dakota Growers. The histories of our companies are built upon the strength of our solid relationships with our farmers and customers. Our offer comes with numerous benefits for both organizations and aligns well with Viterra’s strategic vision to increase investment in food processing,” said Mayo Schmidt, Viterra’s

President and CEO. “We believe that by building upon our deep knowledge of the North American durum market, we can create additional value and support the increasing demand for high quality pasta desired by today’s health-minded consumer.”

Tim Dodd, President and CEO of Dakota Growers added, “Viterra has a reputation for quality and performance and we share similar cultures and values. This is an exciting opportunity for both companies, one that I believe will secure our long-term future and allow us to expand our product and service offerings to improve the value proposition for Dakota Growers customers.”

“By joining our businesses it provides an excellent opportunity to deepen our relationships with North American farmers and premier food manufacturing companies and suppliers” said Karl Gerrand, Viterra’s Senior Vice-President, Processing. “The pasta segment in North America has enjoyed a strong period of growth over the past several years as consumers have returned to healthy, value-driven meal choices. Dakota Growers’ product strength and market presence with major branded food manufacturers, retailers and institutional customers has enabled the company to participate in the resurgence of the pasta industry.”

In addition to the minimum tender condition, the transaction is subject to regulatory approvals and other customary closing conditions. The transaction is expected to close in the second quarter of this year. Morgan Stanley Inc. acted as exclusive financial advisor to Dakota Growers. Sidley Austin LLP acted as legal advisor to Viterra and Kirkland & Ellis LLP acted as legal advisor to Dakota Growers.

About Dakota Growers Pasta Company

Dakota Growers is located on the eastern area of North America’s prime durum production region, with close proximity to key branded food customers, foodservice customers and retailers. Its durum milling capacity is 1,000 metric tonnes a day, with an annual pasta output of 560 million pounds processed through 14 production lines. Headquartered in Carrington, North Dakota, Dakota Growers is the third largest manufacturer and marketer of dry pasta products in North America and the manufacturer and distributor of Dreamfields® Healthy Carb Living Pasta. Dreamfields pasta is an excellent source of fiber, has five grams of digestible carbohydrates and a 65% lower glycemic index than regular pasta. The company is an unlisted SEC registrant.

About Viterra

Viterra Inc. provides premium quality ingredients to leading global food manufacturers. Headquartered in Canada, the global agribusiness has extensive operations across Western Canada, Australia, and New Zealand, with Adelaide, Australia as the base for Viterra’s Southeast Asian operations. Our growing international presence also extends to operations in the United States, offices in Japan, Singapore, China and Switzerland. Driven by an entrepreneurial spirit we operate in five interrelated business areas: grain handling and marketing, agri-products, food processing, feed products and financial services. Our expertise, close relationships with producers, and superior logistical assets allow the company to consistently meet the needs of the most discerning end-use customers, helping to fulfill the nutritional needs of people around the world.

Forward-Looking Information

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, weather conditions; producer’s decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; currency risk; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

Important Additional Information

The tender offer (the “Offer”) described in this press release for all of the outstanding shares of common stock and Series D Preferred Stock of Dakota Growers Pasta Company, Inc. (the “Company”) has not yet commenced. Viterra Inc. (“Viterra”) and certain of its wholly-owned subsidiaries intend to file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the Securities and Exchange Commission (the “SEC”). This press release is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of the Company, nor is it a substitute for the Tender Offer Documents. Investors and Company shareholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by the Company with the SEC, and other relevant materials when they become available, because they will contain important information.

Investors and Company shareholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Investors and Company shareholders may also read and copy any reports, statements and other information filed by Viterra, or the Company with the SEC, at the SEC public reference room at 100 F Street, NE., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

FOR FURTHER INFORMATION PLEASE CONTACT:

Peter Flengeris	Liz Housman
Investor Relations and Corporate Affairs	Marketing Director
Viterra Inc.	Dakota Growers Pasta Co.
(306) 569-4810	(763) 253-0447
Website: www.viterra.ca	Website: www.dakotagrowers.com